Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(Dollars in Millions)

	Year Ended December 31
	2007	2006	2005	2004	2003
Portion of rentals representing interest	$101	$75	$62	$57	$63
Capitalized interest, including discontinued operations	214	152	83	48	41
Other interest and fixed charges, including discontinued operations	135	147	240	279	270

Total fixed charges (A)	$450	$374	$385	$384	$374

Earnings-pretax income with applicable adjustments (B)	$7,055	$9,014	$4,557	$2,905	$2,421

Ratio of (B) to (A)	15.68	24.10	11.84	7.57	6.47